Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended March 31,
	2005	2004

BASIC:
Net income	$3,309	$2,274

Weighted average number of common shares outstanding	5,142	4,876

Net income per common share	$0.64	$0.47

ASSUMING DILUTION:
Net income	$3,309	$2,274

Weighted average number of common shares outstanding	5,142	4,876

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	295	112

Weighted average number of common and common equivalent shares	5,437	4,988

Net income per common share, assuming dilution	$0.61	$0.46